Exhibit 12.1

Supplemental Financial Schedule II

TeleCommunication Systems, Inc.

Valuation and Qualifying Accounts

(amounts in thousands)

Column A	Column B	Column C	Column D	Column E

Description	Balance Beginning of Year	Additions, Costs, and Expenses	Deductions	Balance End of Year
Year ended December 31, 2013
Allowance for doubtful accounts	$394	$446	$(452)	$388
Income tax valuation allowance	$698	$29,586	$—	$30,284

Year ended December 31, 2012
Allowance for doubtful accounts	$368	$30	$(4)	$394
Income tax valuation allowance	$698	$—	$—	$698

Year ended December 31, 2011
Allowance for doubtful accounts	$447	$—	$(79)	$368
Income tax valuation allowance	$698	$—	$—	$698